UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              HAIN FOOD GROUP, INC.
                        -------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                        -------------------------------
                         (Title of Class of Securities)

                                    405219106
                                 --------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                        -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 1998
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 16 Pages

                                                              Page 2 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,326,000/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                     [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.59%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------

1.       See Item 5.

                                                              Page 3 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,326,000/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.59%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------

1.       See Item 5.

                                                              Page 4 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,326,000/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.59%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------------

1.       See Item 5.

                                                              Page 5 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  160,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   160,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            160,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.40%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,046,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            2,046,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,066,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    18.06%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,066,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,066,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,066,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    18.06%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  55,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,066,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   55,000
    With
                           10       Shared Dispositive Power
                                            2,066,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,121,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                            18.54%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  25,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,066,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   25,000
    With
                           10       Shared Dispositive Power
                                            2,066,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,091,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    18.27%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 16 Pages


                    This Amendment No. 5 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Hain Food Group, Inc. (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on Schedule 13D dated February 18, 1997, filed by certain of the Reporting Persons (as defined herein) and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 5 is being filed by the Reporting Persons to report the recent acquisition of Shares for the accounts of certain of the Reporting Persons and the White Rock clients, as a result of which the percentage of Shares of which certain of the Reporting Persons may be deemed to be the beneficial owner has increased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.             Identity and Background.

                    This Item 2 is supplementally amended as follows.

                    This Statement is filed on behalf of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"), White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."), Thomas U. Barton and Joseph U. Barton (collectively, the "Reporting Persons"). This Statement relates to securities acquired by White Rock Management on behalf of certain institutional clients, including Quasar Partners and Collins Capital, by White Rock Partners, by White Rock Management, by Thomas U. Barton and by Joseph
U. Barton.

                    The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Each of White Rock (as defined herein), White Rock Partners, White Rock Management and White Rock, Inc. is engaged in the investment and investment management business. Thomas U. Barton and Joseph U. Barton, both of whom are United States citizens, are the shareholders of White Rock, Inc. The principal occupation of each of Thomas U. Barton and Joseph U. Barton is their position as the officers of White Rock, Inc. at White Rock, Inc.'s principal office. The principal business address of each of White Rock Partners, White Rock Management, White
Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 3.             Source and Amount of Funds or Other Consideration.

                    White Rock Management expended approximately $1,443,887 of the working capital of White Rock Clients other than Quasar Partners and Collins Capital to purchase the Shares reported herein as being acquired since January 20, 1998 (the date of filing of the last statement on Schedule 13D). White Rock Management expended approximately $226,718 of its working capital to purchase the Shares reported herein as being acquired since January 20, 1998 (the date of filing of the last statement on Schedule 13D). Since January 20, 1998 (the date of filing of the last statement on Schedule 13D), Thomas U. Barton expended approximately $37,294 of his personal funds to maintain the 55,000 Barton Options.

                    The Shares (and securities derivative thereof) held by the Reporting Persons for the accounts of Quasar Partners, other SFM Clients, Collins Capital and White Rock Clients other than Quasar Partners and Collins Capital, by White Rock Partners, by White Rock Management, by Thomas U. Barton and by Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin

                                                             Page 11 of 16 Pages


regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.             Interest in Securities of the Issuer.

                    (a) (i) As a consequence SFM LLC's ability to terminate the White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr.
Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 1,326,000 Shares held for the account of Quasar Partners (approximately 11.59% of the total number of Shares outstanding).

                         (ii) White Rock Management may be deemed the beneficial
owner of 2,066,000 Shares (approximately 18.06% of the total number of Shares outstanding). This number consists of (1) 1,326,000 Shares held for the account of Quasar Partners, (2) 150,000 Shares held for the account of Collins Capital,
(3) 410,000 Shares held for the accounts of White Rock Clients other than Quasar Partners and Collins Capital, (4) 160,000 Shares held for the account of White Rock Partners and (5) 20,000 Shares held for its account.

                         (iii)White  Rock,  Inc.  may be deemed  the  beneficial
owner of 2,066,000 Shares (approximately 18.06% of the total number of Shares outstanding). This number consists of (1) 1,326,000 Shares held for the account of Quasar Partners, (2) 150,000 Shares held for the account of Collins Capital,
(3) 410,000 Shares held for the accounts of White Rock Clients other than Quasar Partners and Collins Capital, (4) 160,000 Shares held for the account of White Rock Partners and (5) 20,000 Shares held for the account of White Rock Management.

                         (iv) Thomas  U.  Barton  may be deemed  the  beneficial
owner of 2,121,000 Shares (approximately 18.54% of the total number of Shares outstanding assuming the exercise of the Barton Options). This number consists of (1) 1,326,000 Shares held for the account of Quasar Partners, (2) 150,000 Shares held for the account of Collins Capital, (3) 410,000 Shares held for the accounts of White Rock Clients other than Quasar Partners and Collins Capital,
(4) 160,000 Shares held for the account of White Rock Partners, (5) 20,000 Shares held for the account of White Rock Management and (6) 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                         (v)  Joseph  U.  Barton  may be deemed  the  beneficial
owner of 2,091,000 Shares (approximately 18.27% of the total number of Shares outstanding). This number consists of (1) 1,326,000 Shares held for the account of Quasar Partners, (2) 150,000 Shares held for the account of Collins Capital,
(3) 410,000 Shares held for the accounts of White Rock Clients other than Quasar Partners and Collins Capital, (4) 160,000 Shares held for the account of White Rock Partners, (5) 20,000 Shares held for the account of White Rock Management and (6) 25,000 Shares held for his personal account.

                         (vi) White Rock  Partners may be deemed the  beneficial
owner of the 160,000 Shares held for its account (approximately 1.40% of the total number of Shares outstanding).

                    (b) (i) Each of White Rock Management (pursuant to the Quasar Partners Letter), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 1,326,000 Shares held for the

                                                             Page 12 of 16 Pages

account Quasar Partners. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the White Rock Contract within 60 days and, as a result, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr.
Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the voting and dispositive power held by White Rock with respect to the 1,326,000 Shares.

                         (ii) Each of White  Rock  Management  (pursuant  to the
Collins Capital Letter), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 150,000 Shares held for the account of Collins Capital.

                         (iii)Each of White  Rock  Management  (pursuant  to the
Collins Capital Letter), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 410,000 Shares held for the accounts of White Rock Clients other than Quasar Partners and Collins Capital.

                         (iv) Each of  White  Rock  Management  (as the  general
partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 160,000 Shares held for the account of White Rock Partners.

                         (v)  Thomas U.  Barton has the sole power to direct the
voting and disposition of the 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                         (vi) Joseph U.  Barton has the sole power to direct the
voting and disposition of the 25,000 Shares held for his account.

                         (vii)White Rock  Partners  has the sole power to direct
the voting and disposition of the 160,000 Shares held for its account.

                         (viii) White  Rock  Management  has the  sole  power to
direct the voting and disposition of the 20,000 Shares held for his personal account.

                    (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since January 20, 1998 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons, Collins Capital or Quasar Partners.

                                                             Page 13 of 16 Pages



                    (d) (i) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                         (ii) The partners of Collins  Capital have the right to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Collins Capital in accordance with their partnership interests in Collins Capital.

                         (iii)The  shareholders or partners of each of the White
Rock Clients other than Quasar Partners and Collins Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                         (iv) Thomas U. Barton has the sole right to participate
in the receipt of dividends from, or proceeds from the sale of, the Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                         (v)  Joseph U. Barton has the sole right to participate
in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

                         (vi) The partners of White Rock Partners have the right
to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                         (vii)The  partners  of White Rock  Management  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                    (e)       Not applicable.

                    Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for the accounts of the SFM Clients. Each of White Rock Management and White Rock, Inc. expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for the accounts of the White Rock Clients, White Rock Management or White Rock Partners. Thomas U. Barton expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for his personal account or the accounts of the White Rock Clients, White Rock Management or White Rock Partners. Joseph U. Barton expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for his personal account or the accounts of the White Rock Clients, White Rock Management or White Rock Partners. White Rock Partners expressly disclaims beneficial ownership of any Shares not held for its personal account.

                                                             Page 14 of 16 Pages


                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 5, 1998            SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                   GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 15 of 16 Pages


                                   WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:  White Rock Capital Management, L.P.
                                        Its General Partner

                                        By:  White Rock Capital, Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


                                   WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                   By: White Rock Capital Inc.
                                       Its General Partner

                                       By:  /S/ THOMAS U. BARTON
                                            ----------------------------------
                                            Thomas U. Barton
                                            President


                                   WHITE ROCK CAPITAL, INC.

                                   By:  /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton
                                        President




                                   /S/ THOMAS U. BARTON
                                   --------------------------------------------
                                   Thomas U. Barton


                                   /S/ JOSEPH U. BARTON
                                   --------------------------------------------
                                   Joseph U. Barton

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                                                                                                Page 16 of 16 Pages

                                                      ANNEX A

                                     RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                               HAIN FOOD GROUP, INC.




                                            Date of             Nature of            Number of           Price Per
For the Account of                        Transaction          Transaction            Shares              Share
------------------                        -----------          -----------           ----------           --------

White Rock Clients (other
than Quasar Partners and
Collins Capital)/1/                         01/22/98               BUY                25,000                 $10.21

                                            01/23/98               BUY                37,000                 $10.8553

                                            01/26/98               BUY                 7,500                 $11.2083

                                            01/27/98               BUY                15,000                 $11.548

                                            01/29/98               BUY                15,500                 $11.685

                                            01/30/98               BUY                20,000                 $11.336

                                            02/03/98               BUY                10,000                 $12.1875



White Rock Management                       01/30/98               BUY                20,000                 $11.336


















/1/  Transactions effected at the direction of White Rock Capital Management, L.P.
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